# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105201
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0001965905
Persons authorized to receive notices and communications: Zhejiang Geely Holding Group, No. 1760 Jiangling Road,, Binjiang District, Hangzhou, China (F4), 3100 51, 86-571-2809-8282

## Reporting persons
- Eric Li (CIK 0001965905): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 108,325,939; shared voting power 0; sole dispositive power 99,358,168; shared dispositive power 0; aggregate amount beneficially owned 99,358,168 (60.5% of the class)
- VOLVO CAR CORPORATION (CIK 0001936654): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 32,691,731; shared voting power 0; sole dispositive power 32,691,731; shared dispositive power 0; aggregate amount beneficially owned 32,691,731 (19.9% of the class)
- PSD INVESTMENT LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 42,917,431; shared voting power 0; sole dispositive power 33,949,660; shared dispositive power 0; aggregate amount beneficially owned 33,949,660 (20.7% of the class)
- PSD CAPITAL LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 42,917,431; shared voting power 0; sole dispositive power 33,949,660; shared dispositive power 0; aggregate amount beneficially owned 33,949,660 (20.7% of the class)
- SNITA HOLDING B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF), other (OO); sole voting power 32,691,731; shared voting power 0; sole dispositive power 32,691,731; shared dispositive power 0; aggregate amount beneficially owned 32,691,731 (19.9% of the class)
- VOLVO CAR AB (CIK 0001899294): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 32,691,731; shared voting power 0; sole dispositive power 0; shared dispositive power 32,691,731; aggregate amount beneficially owned 32,691,731 (19.9% of the class)
- GEELY SWEDEN HOLDINGS AB: type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 65,408,508; shared voting power 0; sole dispositive power 65,408,508; shared dispositive power 0; aggregate amount beneficially owned 65,408,508 (39.8% of the class)
- SHANGHAI GEELY ZHAOYUAN INTERNATIONAL INVESTMENT CO., LTD: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 65,408,508; shared voting power 0; sole dispositive power 65,408,508; shared dispositive power 0; aggregate amount beneficially owned 65,408,508 (39.8% of the class)
- BEIJING GEELY WANYUAN INTERNATIONAL INVESTMENT CO., LTD: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 65,408,508; shared voting power 0; sole dispositive power 65,408,508; shared dispositive power 0; aggregate amount beneficially owned 65,408,508 (39.8% of the class)
- BEIJING GEELY KAISHENG INTERNATIONAL INVESTMENT CO., LTD: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 65,408,508; shared voting power 0; sole dispositive power 65,408,508; shared dispositive power 0; aggregate amount beneficially owned 65,408,508 (39.8% of the class)
- ZHEJIANG GEELY HOLDING GROUP COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 65,408,508; shared voting power 0; sole dispositive power 65,408,508; shared dispositive power 0; aggregate amount beneficially owned 65,408,508 (39.8% of the class)
- GEELY SWEDEN AUTOMOTIVE INVESTMENT B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC), other (OO); sole voting power 32,250,434; shared voting power 0; sole dispositive power 32,250,434; shared dispositive power 0; aggregate amount beneficially owned 32,250,434 (19.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Comment: This Amendment No. 15 to Schedule 13D ("Amendment No. 15") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the "Statement"), relating to Class A ordinary shares, par value $0.01 per share (the "Class A Shares"), of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 of this Statement is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

June 2026 Conversions

On June 29, 2026, Geely Sweden Automotive Investment AB ("GSAI AB") transferred to Geely Sweden Automotive Investment B.V. ("GSAI BV") its rights as lender with respect to all outstanding principal and interest owed by the Issuer under the previously disclosed Term Facility Agreement, dated November 8, 2023 (the "Term Facility Agreement"). On June 30, 2026, GSAI BV converted approximately $300 million of such outstanding principal and interest into 15,511,892 Class A ADSs of the Issuer. Immediately after the conversion, Snita Holding B.V. converted approximately $66 million of its outstanding principal and interest owed by the Issuer under the previously disclosed Snita Term Loan Facility (as defined in Amendment No. 14) into 3,864,300 Class A ADSs of the Issuer. The shares held by Snita Holding B.V. are subject to a registration rights agreement entered into on September 27, 2021 (as subsequently amended, the "2021 Registration Rights Agreement"), which was filed as an exhibit to the Schedule 13D filed on July 7, 2022.

Registration Rights Agreement

On June 30, 2026, the Issuer entered into a registration rights agreement with GSAI BV (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file a registration statement with the Securities and Exchange Commission (the "SEC"), covering the resale of the securities no later than 90 days following the entry into the Registration Rights Agreement and to use commercially reasonable efforts to have the registration statement declared effective by the SEC as soon as practicable after filing but no later than the 90th calendar day following the filing deadline for the registration statement, provided that if the SEC notifies the Issuer that it will "review" the registration statement, then the deadline shall be extended to 120 calendar days after the filing deadline.

Term Loan Facility Amendment

On June 3, 2026, the Issuer and Geely Sweden Automotive Investment AB entered into an amendment (the "Term Loan Facility Amendment") to the previously disclosed Term Facility Agreement, dated December 16, 2025 (the "December Term Facility"), to extend the term of the December Term Facility to June 30, 2027 and change the margin of the December Term Facility from 3.0% to 3.2% with effect from the next Interest Period following the General Effective Date (as defined in the Term Loan Facility Amendment).

The foregoing description of the Registration Rights Agreement and Term Loan Facility Amendment do not purport to be complete, and are qualified in their entirety by reference to such agreements, which are attached as exhibits to this Statement and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.

The percentages of beneficial ownership set forth herein are based on (i) 163,283,710 Class A ADSs and (ii) 996,419 Class B ADSs, issued and outstanding as disclosed by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

Except as described herein, the Reporting Persons have not effected any transactions in the Issuer's Shares in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Term Loan Facility Amendment and are incorporated herein by reference. A copy of such agreements are filed as exhibits to this Statement and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 8: Registration Rights Agreement, dated as of June 30, 2026, by and between Polestar Automotive Holding UK PLC and Geely Sweden Automotive Investment B.V.

Exhibit 9: Amendment Letter, dated as of June 3, 2026, by and between Geely Sweden Automotive Investment AB and Polestar Automotive Holding UK PLC, to the Term Facility Agreement dated December 16, 2025 (incorporated by reference to Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on June 3, 2026).

## Signatures
- Eric Li: /s/ Eric Li, Eric Li (Shufu Li) (07/02/2026)
- VOLVO CAR CORPORATION: /s/ Fredrik Hansson, Fredrik Hansson, Director & Authorized Signatory (07/02/2026)
- VOLVO CAR CORPORATION: /s/ Helen Hu, Helen Hu, Director & Authorized Signatory (07/02/2026)
- PSD INVESTMENT LIMITED: /s/ Shufu Li, Shufu Li, Sole Director (07/02/2026)
- PSD CAPITAL LIMITED: /s/ Shufu Li, Shufu Li, Sole Director (07/02/2026)
- SNITA HOLDING B.V.: /s/ Fredrik Hansson, Fredrik Hansson, Director & Authorized Signatory (07/02/2026)
- SNITA HOLDING B.V.: /s/ Helen Hu, Helen Hu, Director & Authorized Signatory (07/02/2026)
- VOLVO CAR AB: /s/ Fredrik Hansson, Fredrik Hansson, Authorized Signatory (07/02/2026)
- VOLVO CAR AB: /s/ Helen Hu, Helen Hu, Authorized Signatory (07/02/2026)
- GEELY SWEDEN HOLDINGS AB: /s/ Shufu Li, Shufu Li, Director (07/02/2026)
- GEELY SWEDEN HOLDINGS AB: /s/ Donghui Li, Donghui Li, Director (07/02/2026)
- SHANGHAI GEELY ZHAOYUAN INTERNATIONAL INVESTMENT CO., LTD: /s/ Quang Zhang, Quan Zhang, Director (07/02/2026)
- BEIJING GEELY WANYUAN INTERNATIONAL INVESTMENT CO., LTD: /s/ Quan Zhang, Quan Zhang, Director (07/02/2026)
- BEIJING GEELY KAISHENG INTERNATIONAL INVESTMENT CO., LTD: /s/ Quan Zhang, Quan Zhang, Director (07/02/2026)
- ZHEJIANG GEELY HOLDING GROUP COMPANY LIMITED: /s/ Conghui An, Conghui An, Legal Representative & Director (07/02/2026)
- GEELY SWEDEN AUTOMOTIVE INVESTMENT B.V.: /s/ Per Ansgar, Per Ansgar, Director (07/02/2026)
- GEELY SWEDEN AUTOMOTIVE INVESTMENT B.V.: /s/ Quan Zhang, Quan Zhang, Director (07/02/2026)